MAIL STOP 3561

      December 7, 2005

Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
457 Madison Ave
New York, NY  10022

      Re:	Star Maritime Acquisition Corp.
   Amendment No. 5 to Registration Statement on
   Form S-1
   Filed December 6, 2005
   File No. 333-125662

Dear Mr.Tsirigakis,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment five of our letter dated
November
22, 2005. In particular, we note that it appears that certain existing shareholders have already made the investment decision to purchase 5.6 percent of the offering. Please provide us with an analysis of how the agreement to purchase shares by the existing shareholders conforms with the requirements for the offer and sale of securities set forth by Section 5 of the Securities Act of 1933.

2. We note that you have removed the word "dissolve" or any indication that you would dissolve if you could not complete a business combination. We also note that the Form of the Second Amended Articles of Incorporation state that you will dissolve and liquidate if you are not able to complete a business combination. Please revise the prospectus to accurately reflect the result that would occur should you fail to consummate a business combination.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Mitchell Nussbaum
	Fax #  (212) 407-4990
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Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
December 7, 2005
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